SEWARD & KISSEL LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004

                            TELPHONE: (212) 574-1200
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                                 WWW.SEWKIS.COM




                                             July 18, 2007


VIA EDGAR

Cecilia D. Blye, Esq.
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-5546

                  Re:     Aries Maritime Transport Limited
                          Form 20-F for the Fiscal Year Ended December 31, 2006 Filed April 20, 2007
                          File No. 1-32520

Dear Ms. Blye:

     We represent Aries Maritime Transport Limited (the "Company"). By letter dated June 27, 2007, the Staff of the Securities and Exchange Commission (the "Staff") requested information relating to the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2006 (the "Annual Report"). The Company's responses, together with the Staff's requests, are set forth below.

1. We note the disclosure in the Business Overview section of your Form 20-F and on your website that you have chartered a container vessel to Islamic Republic of Iran Shipping Line ("IRISL"). Iran is identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe for us the nature and extent of your past, present and anticipated contacts with Iran, direct or indirect, including shipments or chartering to, from or involving Iran. Your response should include a description of any agreements or arrangements you may have, directly or indirectly, with the government of Iran or entities controlled by that government.

          The Company has time chartered its vessel Energy 1 to IRISL. This time charter is scheduled to expire in April 2008. The governing agreement for this relationship is a standard vessel time charter contract entered into on commercial terms for a limited period, between IRISL and a vessel-owning subsidiary of the Company. The contractual relationship was introduced by a third party shipbroker, a standard method in the industry for obtaining vessel employment.

          The Company's vessel High Rider called twice at Bandar Abbas, while on period charter in October 2006, for cargo operations as directed by the vessel's charterers. This is the sole contact, other than the time charter of Energy 1 to IRISL, with Iran made by the Company's vessels during 2006 and the first quarter of 2007. It is important to note that while on period charter, the Company does not have control over the ports of call in which the Company's vessels trade. Such charter contracts typically empower the period charterer to solely decide the trading pattern of the ship.

          The time charter of Energy 1 to IRISL marked the Company's first business contact with IRISL or any Iranian company, to the best of its knowledge. The Company has no plans at this time for extending business contacts with IRISL or any other Iranian company.

2. Please discuss the materiality of the contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associate revenues, assets, and liabilities for the fiscal periods covered by the Form 20-F and any fiscal period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

          As a result of its quantitative materiality analysis, the Company has calculated that the revenues earned by the Company during 2006 from the time charter of Energy 1 to IRISL were $1,791,152, which represented 1.9% of total fleet revenues. The revenues earned by the Company during the first quarter of 2007 from the time charter of Energy 1 to IRISL were $1,036,386, which represented 4% of total fleet revenues. Going forward through April 2008, Energy 1 is expected to be one of 15 vessels contributing to fleet revenue. As at December 31, 2006 and March 31, 2007, liabilities of $266,812 and $59,568, respectively, existed in the books of the owning company of Energy 1, representing charterhire paid in advance. As a result, the Company believes there is no materiality in quantitative terms in respect of revenues, assets or liabilities.

          Qualitatively, the Company believes its time chartering of the vessel Energy 1 to IRISL is immaterial to its reputation and share price, because the time charter of the Energy 1 to IRISL is the only contract the Company has entered into with an Iranian entity.

          Since the High Rider is period chartered, the period charterer, and not the Company, bears all voyage costs, including payments to Iranian port authorities for docking and other services. Insofar as potential payments made by the period charterer of the High Rider to Iranian port authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company's reputation and share price. The Company's considerations have included the following:
          (i) The Company has no knowledge of what the charterer pays to Iranian authorities, (ii) the Company has no control over payments made by the charterer to Iranian authorities, (iii) the Company does not believe that the charterer is subject to U.S. regulations in chartering its vessels and then directing those vessels to Iranian ports to trade Iranian oil cargoes, and (iv) the Company under the terms of the charter has no right to refuse to take Iranian oil cargoes. Therefore, the Company does not believe that payments by the charterer of the High Rider to Iranian port authorities would have a material qualitative effect on its reputation or its share price.

          The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

          The Company does not believe that it should be characterized as doing business with Iran. As set forth under the response to Comment 1, the Company has time chartered one vessel to IRISL through a third-party broker, which resulted in revenues reflecting less than 2% of total fleet revenues in 2006. Its sole other connection with Iran has been the vessel High Rider, which stopped twice at Bandar Abbas while under period charter for cargo operations. The Company reiterates that it does not control the trading pattern of its vessels while under period charter.

          The Company monitors OFAC and international asset control regulations and believes that it is in compliance with all such regulations.

          Accordingly, the Company believes that qualitatively the level of its contacts with Iran poses no material risk to its investors.

3. We note an October 2006 report that one of your vessels, the Force, was chartered by the Shipping Corporation of India for a trip time charter from the Middle East. Please advise us whether your vessel calls or has called at ports in the Middle East and, if so, identify the Middle East countries in which the ports are located.

          In 2006, the Force called at Jeddah in Saudi Arabia and Dubai and Fujairah in the United Arab Emirates for cargo operations and repairs.

                                     * * * *

     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact the undersigned at (212) 574-1223, or Charles Cotter of this office at (212) 574-1440, with any questions or comments.


                                             Very truly yours,

                                             SEWARD & KISSEL LLP

                                             /s/ Gary J. Wolfe
                                             ---------------------------

                                             by:  Gary J. Wolfe

cc:   Pradip Bhaumik, Esq.
      Division of Corporation Finance

      Max Webb, Esq.
      Assistant Director
      Division of Corporation Finance

      Richard Coxall
      Chief Financial Officer
      Aries Maritime Transport Limited


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